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Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong	852 2533 3300 tel www.davispolk.com

Resident Hong Kong Partners

Karen Chan †              Martin Rogers †

Yang Chu †                 Patrick S. Sinclair*

James C. Lin*             Miranda So*

Gerhard Radtke*         James Wadham†

Hong Kong Solicitors

* Also Admitted in New York
† Also Admitted in England and Wales

September 8, 2020

Re:	Boqii Holding Limited (CIK: 0001815021)
Responses to the Staff’s Comments on the Draft Registration Statement on Form F-1 Confidentially Submitted on August 13, 2020

Confidential

Mr. Blaise Rhodes

Mr. Rufus Decker

Ms. Cara Wirth

Ms. Erin Jaskot

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Rhodes, Mr. Decker, Ms. Wirth and Ms. Jaskot:

On behalf of Boqii Holding Limited (the “Company”), an exempted company incorporated under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 20, 2020 on the Company’s draft registration statement on Form F-1 confidentially submitted on August 13, 2020 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is filing its registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR with the Commission.

The Company has responded to all of the Staff’s comments by revising the Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold, followed by the Company’s responses to such comments.

September 8, 2020

In addition to revising the disclosure in response to the Staff’s comments, the Company has also included in the Registration Statement unaudited interim condensed consolidated financial statements as of June 30, 2020 and for the three months ended June 30, 2019 and 2020, as well as other data and information to reflect recent developments.

To facilitate the Staff’s review, we have separately delivered to the Staff four courtesy copies of the Registration Statement, marked to show changes to the Draft Registration Statement, and four copies of the submitted exhibits.

The Company is, concurrently with the Registration Statement, filing the draft registration statement and all amendments thereto that were previously submitted for the Staff’s non-public review, and plans to file an amendment to the Registration Statement containing the estimated price range and offering size and launch the road show as soon as legally permissible in late September. The Company would greatly appreciate the Staff’s continuing assistance and support in meeting its timetable.

*        *         *         *

Amendment No.1 to Draft Registration Statement on Form F-1 submitted August 13, 2020 Capitalization, page 68

1.	Please disclose why receivable for issuance of preferred shares is presented in mezzanine equity on a pro forma basis.

The Company respectfully advises the Staff that on a pro forma basis, the receivable for issuance of preferred shares is now being presented as receivable for issuance of ordinary shares as a contra-equity balance, which is not within the mezzanine equity. In response to the Staff’s comment, the Company has revised the disclosure on page 72 of the Registration Statement on Form F-1.

Dilution, page 70

2.	Please show us how you calculated net tangible book value of $25.8 million as of March 31, 2020.

The Company respectfully advises the Staff that as of March 31, 2020, the net tangible book value was a deficit of approximately US$25.8 million and was derived from total net liabilities after adjusting for (1) intangible assets, (2) software, (3) goodwill arising from business acquisition, (4) right-of-use assets and lease liabilities relating to operating lease, and (5) net deferred initial public offering related costs. The detailed calculation is set forth as follows:

	As of March 31,
	2020
	RMB’000	US$’000
		(note)

Net liabilities	(101,109)	(14,279)
Less:
Intangible assets	33,538	4,736
Software	1,629	230
Goodwill arising from business acquisition	40,184	5,675
Right-of-use assets and lease liabilities relating to operating lease	1,607	226
Net deferred initial public offering related costs	4,384	619

Net tangible book value	(182,451)	(25,765)

Note: Translations of the calculation for the net tangible book value from RMB into US$ as of March 31, 2020 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB7.0808.

In response to the Staff’s comment, the Company has revised the disclosure on page 75 of the Registration Statement.

September 8, 2020

Market Competition Landscapes, page 107

3.

We reissue in part our prior comment 5. Please disclose how the calculation of GMV differs for each of the companies in the charts on page 108 and how the various methods used by such companies may materially impact the information presented. Please also explain whether the calculation of GMV differs for those companies that are generic platforms versus pet-focused platforms. Finally, please tell us how you determined the specific GMV for pet products for the generic retailers.

Please disclose how the calculation of GMV differs for each of the companies in the charts on page 108:

The Company respectfully submits that the industry consultant, Frost & Sullivan, when compiling the GMV ranking disclosed on page 122 of the Registration Statement, consulted the respective GMV definitions of the relevant pet online retail platforms mentioned therein that are publicly traded companies, and conducted its own independent research and survey on the GMV definitions of the relevant pet online retail platforms mentioned therein that are private companies, to ensure that the GMV definitions adopted by these companies are similar to that of the Company.

In response to the Staff’s comment, the Company has revised the disclosure on page 122 of the Registration Statement to disclose how each of the top five pet online retail platform in China in 2019 calculates their respective GMV.

How the various methods used by such companies may materially impact the information presented. Whether the calculation of GMV differs for those companies that are generic platforms versus pet-focused platforms:

The Company respectfully submits that, as confirmed by Frost and Sullivan, the definitions of GMV across different platforms are generally consistent (subject to certain adjustments) in that all of these platforms use the total value of the order, irrespective of whether the products are sold, delivered or returned, to calculate their respective GMV. Nevertheless, generic e-commerce platforms with extensive third-party stores may be subject to heightened risks of fraudulent or fake transactions made by such third parties on the platforms. As a prudent matter to eliminate influence of such irregular transactions on GMV, those platforms typically exclude from their calculation of GMV transactions over a certain amount and transactions by users over a certain amount per day. Therefore, the subjective determinations made by these generic e-commerce platforms to eliminate certain transactions from their calculations of GMV may have impact on the actual reported GMV, making the results not directly comparable with those of the pet-focused platforms that do not make such eliminations.

How you determined the specific GMV for pet products for the generic retailers

The Company respectfully submits that, as confirmed by Frost and Sullivan, GMV data for pet products sold by generic retailers are generally derived from the total GMV disclosed in the public filings of such generic e-commerce platforms. In order to further derive the GMV of pet products and verify this information, the Company has worked with Frost & Sullivan to conduct reasonable independent survey and research (including telephone interviews and review of third-party sources) to determine and verify the estimated percentages of pet product GMV out of the total GMV.

*        *         *         *

September 8, 2020

If you have any questions regarding this submission, please contact Li He at +852 2533-3306 (li.he@davispolk.com) or Kevin Zhang at +852 2533-3384 (kevin.zhang@davispolk.com).

Thank you again for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Ms. Yingzhi (Lisa) Tang (lisa@boqii.com), Co-Chief Executive Officer
Ms. Ying (Christina) Zhang (christina@boqii.com), principal accounting officer

Boqii Holding Limited

Ms. Shuang Zhao, Esq., Partner

Cleary Gottlieb Steen & Hamilton LLP

Mr. Jack Li, Partner

PricewaterhouseCoopers Zhong Tian LLP

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